Exhibit 3.1

EXTENSION AMENDMENT

AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

LAKESHORE ACQUISITION I CORP.

RESOLVED, as a special resolution: “that the Amended and Restated Memorandum and Articles of Association of the Company be amended by the deletion of the existing Articles 44.7 and 44.8 in their entirety and the insertion of the following language in their place:

44.7	In the event that the Company does not consummate a Business Combination by September 15, 2022 (the “Termination Date”), or such later time as the Members may approve in accordance with the Articles, the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)	as promptly as reasonably possible but not more than five business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$50,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)	as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve,

subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.

Notwithstanding this Article or any other provision of the Articles, without approval of the Members, the Company may, at its option and upon five days’ advance notice prior to the Termination Date, extend the period of time to consummate a Business Combination to December 15, 2022 (the “Extended Date”), upon deposit of $0.125 into the Company’s trust account for each Public Share that has not been redeemed in accordance with the terms of the Articles, provided that such extension payment must be made prior to the Termination Date.

44.8	In the event that any amendment is made to the Articles:

(a)	to modify the substance or timing of the Company’s obligation to allow redemption of the Public Shares or to redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination by the Termination Date or, if applicable, the Extended Date, or such later time as the Members may approve in accordance with the Articles; or

(b)	with respect to any other provision relating to Members’ rights or pre-Business Combination activity, each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares. The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.

each holder of Public Shares who is not the Sponsor, a Founder, Officer or Director shall be provided with the opportunity to redeem their Public Shares upon the approval or effectiveness of any such amendment at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Public Shares. The Company’s ability to provide such redemption in this Article is subject to the Redemption Limitation.